UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Community Central Bank Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

     20363J 10 7
(CUSIP Number)

Dean S. Petitpren
c/o Community Central Bank Corporation
100 N. Main Street
Mount Clemens, Michigan 48046
(586) 783-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 20363J 10 7                                                                13D

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
(ENTITIES ONLY)

Dean S. Petitpren

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)   9                      (b) 9

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)9

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10
SOLE VOTING POWER
291,112 (includes 300 shares of nonvoting preferred stock convertible into 30,000 shares of common stock)
SHARED VOTING POWER
0
SOLE DISPOSITIVE POWER
291,112 (includes 300 shares of nonvoting preferred stock convertible into 30,000 shares of common stock)
SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

291,112

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES                                                                9

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%

14	TYPE OF REPORTING PERSON

IN

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Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common stock, no par value per share (the “Common Stock”), and the Series A Noncumulative Convertible Perpetual Preferred Stock, no par value per share (“Preferred Stock”), issued by Community Central Bank Corporation (the “Company”), whose principal executive offices are located at 100 N. Main Street, Mount Clemens, Michigan 48046. The Schedule 13D, initially filed on February 23, 2005, relating to the Common Stock of the Company is hereby amended by this Amendment No. 1 to the Schedule 13D, as follows:

Item 2.	Identity and Background

The name and business address of the person filing this statement is Dean S. Petitpren, c/o Community Central Bank Corporation, 100 N. Main Street, Mount Clemens, Michigan 48046.  Mr. Petitpren is a director of the Company and the Company's wholly owned subsidiary, Community Central Bank (the “Bank”), at the address stated above.  Mr. Petitpren is President of Petitpren, Inc., a beer distribution company located at 44500 Groesbeck, Clinton Township, MI  48036.  During the last five years, Mr. Petitpren has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

Mr. Petitpren is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Petitpren is deemed to beneficially own 291,112 shares of Common Stock, which includes 300 shares of Preferred Stock purchased by him on December 31, 2008 that are convertible currently into 30,000 share of Common Stock.  (At a conversion price of $10.00, each share of the Preferred Stock is currently convertible into 100 shares of Common Stock of the Company.)  The Preferred Stock was purchased for a total purchase price of $300,000. The Preferred Stock was purchased by Mr. Petitpren using personal funds.  The Common Stock previously reported as beneficially owned by Mr. Petitpren was acquired through the purchase and/or the exercise of stock options using his personal funds, except for 2,100 shares of Common Stock which were awarded to Mr. Petitpren under the Company’s 2002 Incentive Plan over the past seven years at no cost to him.

Item 4.	Purpose of Transaction

Except with respect to the stock options and bonus stock that may be awarded to Mr. Petitpren by the Company as board fees, all of the shares of Common Stock and Preferred Stock purchased or acquired by Mr. Petitpren are for investment purposes.  Mr. Petitpren may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of the Common Stock or Preferred Stock for investment or dispose of his shares of Common Stock and Preferred Stock.  As a director of the Company, Mr. Petitpren regularly explores potential actions and transactions which may be advantageous to the Company, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company.

Holders of the Preferred Stock generally do not have any voting rights (unless and until the Preferred Stock is converted into Common Stock of the Company), except that the consent of the holders

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of a majority of the number of shares of Preferred Stock at the time outstanding, consenting as a separate class, is necessary to: (i) enter any agreement, contract or understanding or otherwise incur any obligation which by its terms would violate or be in conflict in any material respect with the rights or preferences of the Preferred Stock; (ii) amend the articles of incorporation or bylaws of the Company, if such amendment would alter or change the powers, preferences or special rights of the holders of the Preferred Stock so as to affect them adversely; or (iii) amend or waive any provision in the Certificate of Designation of Preferred Stock.

In addition, whenever, at any time or times, dividends payable on the shares of Preferred Stock have not been paid for an aggregate of four quarterly dividend periods or more, whether or not consecutive, the authorized number of directors of the Company shall automatically be increased by two and the holders of a majority of the number of shares of the Preferred Stock at the time outstanding, voting separately as a class, shall have the right to elect two directors ( “Preferred Directors”) to fill the newly created directorships.  Once the Company has declared and paid dividends on all outstanding shares of Preferred Stock for four consecutive dividend periods, the right of the holders of the Preferred Stock to elect directors shall terminate and the term of office of all Preferred Directors then in office shall terminate immediately.

Except as noted above, Mr. Petitpren has no plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company's business or corporate structure;

(g)	changes in the Company's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Mr. Petitpren beneficially owns 291,112 shares of Common Stock, which includes 300 shares of Preferred Stock that are convertible into 30,000 share of Common Stock as set forth above, of the Company.  Mr. Petitpren’s beneficial ownership represents 7.7% of the outstanding shares of Common Stock, based on 3,734,781 share of Common Stock outstanding as of the date of this filing and his 30,000 shares of Common Stock into which the Preferred Stock is immediately convertible. Mr. Petitpren has sole voting and dispositive power with respect to all of the shares of Common Stock beneficially owned.

Mr. Petitpren purchased 300 shares of Preferred Stock for an aggregate purchase price of $300,000 on December 31, 2008 directly from the Company in a private transaction exempt from the Securities Act registration requirements under Section 4(2) of the Securities Act of 1933, as amended.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Petitpren and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.  None of the shares of Common Stock beneficially owned by Mr. Petitpren (which includes the Preferred Stock) is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.	Material to be Filed as Exhibits

4.1
Certificate of Designation of Community Central Bank Corporation filed on December 30, 2008 with the State of Michigan designating the preferences, limitations, voting powers and relative rights of the Series A Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 6, 2009).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 14, 2009	/s/ Dean S. Petitpren
Dean S. Petitpren